UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No.2)*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

Hercules Technology I, LLC 400 Hamilton Avenue, Suite 310 Palo Alto, CA 94301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45668X 10 5	13D

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hercules Technology I, LLC (I.R.S. Identification No. 27-052185)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares of Common Stock[1]
	(8)	SHARED VOTING POWER 3,364,738 shares of Common Stock
	(9)	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	(10)	SHARED DISPOSITIVE POWER 3,364,738 shares of Common Stock
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,738 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
(14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 45668X 10 5	13D

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hercules Technology Growth Capital, Inc. (I.R.S. Identification No. 74-3113410)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,897,043 shares of Common Stock
	(8)	SHARED VOTING POWER 3,364,738 shares of Common Stock
	(9)	SOLE DISPOSITIVE POWER 2,897,043 shares of Common Stock
	(10)	SHARED DISPOSITIVE POWER 3,364,738 shares of Common Stock
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,561,781 shares of Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%
(14)	TYPE OF REPORTING PERSON CO

CUSIP NO. 45668X 10 5	13D

Item 1.	SECURITY AND ISSUER.

This Amendment No. 2. (“Amendment No. 2”) to the Statement on Schedule 13D, originally filed on November 30, 2009 (the “Statement”, as amended by Amendment No. 1, filed on July 7, 2010) amends Items 3, 4, 5, 6 and 7 of the Statement. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Statement.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented as follows:

On June 30, 2010, InfoLogix, Inc. and its subsidiaries (the “Company”) again amended the Loan Agreement with Hercules Technology Growth Capital, Inc. (“Hercules”). Pursuant to this amendment, the Company borrowed $1,500,000 from Hercules. This amount was treated as an overadvance under the Loan Agreement. On October 28, 2010, the Company and Hercules again amended the Loan Agreement. Pursuant to this Amendment, Hercules funded a term loan in an original principal amount of $500,000 to the Company for the Company to repay outstanding overadvances under the revolving credit facility under the Loan Agreement and for general working capital purposes. This amount may be converted into shares of the Common Stock at a price of $3.30 per share at any time at Hercules’ option.

In addition, please see the descriptions in Item 4, which are incorporated by reference herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On December 15, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stanley Black & Decker, Inc., a Connecticut corporation (“Parent”), and Iconic Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Immediately after the execution of the Merger Agreement, Hercules and Hercules Technology I, LLC (“HTI”), holding in aggregate of approximately 70.1% of the outstanding shares of Common Stock, executed a written consent (the “Written Consent”) approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, pursuant to the terms of a voting agreement (the “Voting Agreement”) entered into by and among Hercules, HTI and the Parent simultaneously with the Merger Agreement. No further action by any other Company stockholder is required in connection with the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. The Parent did not pay additional consideration to the Company in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4. The Voting Agreement is filed as Exhibit 3 to this Schedule 13D.

At the effective time of the Merger, each outstanding share of Common Stock will be cancelled and converted automatically into the right to receive $4.75 in cash, without interest. The transaction is valued at approximately $61.2 million prior to transaction fees, closing costs, and working capital adjustments, and includes the purchase or payoff of substantially all of the Company’s debt.

CUSIP NO. 45668X 10 5	13D

The consummation of the Merger is subject to various customary closing conditions, including (i) 20 days having elapsed from the mailing of the definitive information statement, with respect to the Merger Agreement, to the Company’s stockholders in conjunction with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, (ii) the absence of a material adverse effect on the Company, (iii) the absence of legal prohibitions on the completion of the Merger, (iv) the accuracy of the representations and warranties made by the Company, Parent and Merger Sub and (v) the performance, in all material respects, by each of the Company, Parent and Merger Sub of all of its respective obligations, agreements and covenants under the Merger Agreement. The Merger is not subject to any financing condition. Completion of the Merger is expected to occur early in the first quarter of 2011 although there can be no assurance the Merger will close during the expected time frame or at all.

The Merger Agreement is filed as Exhibit 1 to this Amendment and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety.

On December 15, 2010, in connection with the merger and pursuant to a purchase and sale agreement (the “Purchase Agreement”) with Parent and Hercules and HTI, which together constitute the Company’s majority stockholder and senior lender, Parent is expected to purchase all of InfoLogix’s indebtedness owed to Hercules, pay cash for Hercules’ warrant to acquire shares of the Company’s Common Stock, and allow for the ability of Hercules to convert certain obligations currently outstanding into shares of the Company’s Common Stock. Pursuant to the merger, Hercules would plan to tender its shares in the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER. [2]

Item 5 as set forth in the Statement is amended and restated in its entirety as follows:

The following information is provided as of December 15, 2010:

Hercules is the beneficial owner of, and has sole voting and dispositive power with respect to 2,897,043 shares of Common Stock and is the beneficial owner of and has shared voting and dispositive power with respect to, 2,691,790 shares of Common Stock owned by HTI and 672,948 shares of Common Stock issuable upon exercise of the Warrant owned by HTI and conversion of debt by Hercules.

HTI is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,691,790 shares of Common Stock and 672,948 shares of Common Stock issuable upon exercise of the Warrant.

Mr. Henriquez does not beneficially own any shares of Common Stock.

Mr. Badavas does not beneficially own any shares of Common Stock.

Mr. Chow does not beneficially own any shares of Common Stock.

Mr. Woodward does not beneficially own any shares of Common Stock.

Mr. Bhaumik does not beneficially own any shares of Common Stock.

Mr. Harvey does not beneficially own any shares of Common Stock.

Mr. Lund does not beneficially own any shares of Common Stock.

Mr. Shah does not beneficially own any shares of Common Stock.

Mr. Gable does not beneficially own any shares of Common Stock.

Mr. Bluestein does not beneficially own any shares of Common Stock.

CUSIP NO. 45668X 10 5	13D

By virtue of the proxy granted to the Parent pursuant to the Voting Agreement, the Parent may have been deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Persons in accordance with the terms of the Voting Agreement. See the discussion of the Voting Agreement contained in Item 4 hereof.

(a) Number of shares and percent of Common Stock beneficially owned as of December 15, 2010 by each of the Reporting Persons and the other persons listed on Schedule A hereto:

Number of Shares of Common Stock:
Hercules	6,561,781
HTI	3,364,738
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Gable	0
Mr. Bluestein	0

Percent of Common Stock:
Hercules	41.1%
HTI	76.5%
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Gable	0
Mr. Bluestein	0

(b) Number of shares of Common Stock beneficially owned as of December 15, 2010 as to which the Reporting Persons and each of the other persons listed on Schedule A hereto have:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
Hercules	2,897,043
HTI	0
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Gable	0
Mr. Bluestein	0

CUSIP NO. 45668X 10 5	13D

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
Hercules	3,364,738
HTI	3,364,738
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Gable	0
Mr. Bluestein	0

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
Hercules	2,897,043
HTI	0
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Gable	0
Mr. Bluestein	0

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
Hercules	3,364,738
HTI	3,364,738
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0
Mr. Gable	0
Mr. Bluestein	0

CUSIP NO. 45668X 10 5	13D

(c) Neither HTI, nor, to the knowledge of HTI, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

On December 15, 2010, Hercules and HTI, who hold in aggregate approximately 70.1% of the issued and outstanding Common Stock, executed the Written Consent approving and adopting the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, pursuant to the terms of the Voting Agreement.

In addition, please see the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following additional materials are filed as Exhibits to this Amendment No. 2:

Exhibit 1	Agreement and Plan of Merger, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Iconic Merger Sub, Inc., and InfoLogix, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2010 (File No. 001-33521)).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2010, among the Reporting Persons.

Exhibit 3	Written Consent and Voting Agreement, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Hercules Technology I, LLC and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 17, 2010 (File No. 001-33521)).

Exhibit 4	Purchase and Sale Agreement, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Hercules Technology I, LLC and Hercules Technology Growth Capital, Inc.

[The remainder of this page is intentionally left blank.]

CUSIP NO. 45668X 10 5	13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010

HERCULES TECHNOLOGY I, LLC

By:	/S/ H. SCOTT HARVEY
Name:	H. Scott Harvey
Title:	Member

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/S/ H. SCOTT HARVEY
Name:	H. Scott Harvey
Title:	Chief Legal Officer

CUSIP NO. 45668X 10 5	13D

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Iconic Merger Sub, Inc., and InfoLogix, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2010 (File No. 001-33521)).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2010, among the Reporting Persons.

Exhibit 3	Written Consent and Voting Agreement, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Hercules Technology I, LLC and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on
December 17, 2010 (File No. 001-33521)).

Exhibit 4	Purchase and Sale Agreement, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Hercules Technology I, LLC and Hercules Technology Growth Capital, Inc.